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                                       September 26, 2000

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

RE: Jones International Networks, Ltd.
    Registration Statement on Form S-1, File Number 333-93337
    Application for Withdrawal

Ladies and Gentlemen:

    Jones International Networks, Ltd. (the "Registrant") hereby makes application, pursuant to paragraph (a) of Rule 477 under the Securities Act of 1933, as amended, to withdraw its Registration Statement on Form S-1, File No. 333-93337 (the "Form S-1 Registration Statement"), originally filed with the Commission on December 22, 1999 and amended on February 12, 2000. The Registrant believes that terms that could be obtained in the public marketplace at this time are not sufficiently attractive to warrant proceeding with the proposed offering. No securities have been sold under the Form S-1 Registration Statement and all activity in pursuit of the public offering has been discontinued.

    Accordingly, we request an order granting withdrawal of the Form S-1 Registration Statement issued by the Commission as soon as possible.

    Should you have any questions regarding this matter, please contact our attorney, Patricia Peterson of Davis, Graham & Stubbs, LLP, at (303) 892-7477.


                                       Very truly yours,

                                       Jones International Networks, Ltd.

                                       By: /s/ Jeffrey C. Wayne
                                           ---------------------------
                                           Jeffrey C. Wayne
                                           President